Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-166805

Final Term Sheet

AMERICAN TOWER CORPORATION

January 3, 2013

Issuer:	American Tower Corporation (“AMT”)

Principal Amount:	$1,000,000,000

Coupon:	3.50%

Maturity:	January 31, 2023

Price to Public:	99.185%

Yield to Maturity:	3.597%

Spread to Benchmark Treasury:	+170 basis points

Benchmark Treasury:	1.625% UST due November 15, 2022

Benchmark Treasury Spot and Yield:	97-18; 1.897%

Ratings (1):	Moody’s Baa3/S&P BB+/Fitch BBB- (stable/stable/stable)

Interest Payment Dates:	Semi-annually on January 31 and July 31 of each year, commencing on July 31, 2013

Make-whole call:	At any time at greater of Par and Make-Whole at discount rate of Treasury plus 25 basis points

Trade Date:	January 3, 2013

Settlement Date:	January 8, 2013

CUSIP/ISIN:	03027X AB6 / US03027XAB64

Use of Proceeds:	We intend to use the net proceeds to refinance some or all of the existing indebtedness incurred under the 2011 Credit Facility and/or the 2012 Credit Facility, which was primarily used to fund recent acquisitions.

Capitalization:	On an “as further adjusted” basis, after giving

effect to the receipt of approximately $983.4 million, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of $265.0 million of the net proceeds to repay existing outstanding indebtedness under the 2011 Credit Facility and approximately $718.4 million to repay existing outstanding indebtedness under the 2012 Credit Facility.

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC RBS Securities Inc.

Passive Bookrunner:	Santander Investment Securities Inc.

Senior Co-Managers:

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

EA Markets Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Mizuho Securities USA Inc.

Morgan Stanley & Co. LLC

TD Securities (USA) LLC

(1) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Term Sheet supplements the Preliminary Prospectus Supplement dated January 3, 2013 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533, RBC Capital Markets, LLC toll-free at 1-866-375-6829 and RBS Securities Inc. toll-free at 1-866-884-2071.